UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date December 23, 2009	By	/s/ Luo Zhuping
	Name:	Luo Zhuping
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

AMENDMENTS OF THE ARTICLES OF ASSOCIATION

Reference is made to (i) the announcement of China Eastern Airlines Corporation Limited (the “Company”) dated 10 July 2009 in relation to, inter alia, the specific mandates for issuances of new A shares and new H shares of the Company (the “Issuances”); (ii) the circular of the Company dated 24 July 2009 in relation to the Issuances (the “Circular”); (iii) the announcement of the Company dated 10 December 2009 in relation to the completion of the issuance of H shares of the Company pursuant to the specific mandate; and (iv) the announcement of the Company dated 23 December 2009 in relation to the completion of the issuance of A shares of the Company pursuant to the specific mandate. Terms used herein shall have the same meanings as ascribed to them in the Circular.

At the extraordinary general meeting of the Company on 7 September 2009, the Board was authorized by the Shareholders that it may make appropriate and necessary amendments to the Articles of Association as the Board thinks fit to reflect the increases in the registered capital and change of shareholding of the Company as a result of the completion of the Issuances. As the Issuances were completed on 10 December 2009 and 23 December 2009, the Board has resolved on 23 December 2009 that, in connection with the completion of the Issuances, certain provisions in the Articles of Association will be amended with immediate effect to reflect the completion of such Issuances.

The amendments to the Articles of Association are as follows:

1.         The original Article 20 and Article 21 of the Articles of Association are:

“Article 20	As approved by the securities regulatory authority of the State Council, the total amount of shares of the Company is 7,741,700,000 shares.

Article 21
The Company has issued a total of 7,741,700,000 ordinary shares, comprising a total of 4,737,375,000 A shares, representing 61.19% of the total share capital of the Company, a total of 3,004,325,000 H shares, representing 38.81% of the total share capital of the Company.”

Article 20 and Article 21 are amended as:

“Article 20	As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 9,581,700,000 shares.

Article 21
The Company has issued a total of 9,581,700,000 ordinary shares, comprising a total of 6,087,375,000 A shares, representing 63.53% of the total share capital of the Company, a total of 3,494,325,000 H shares, representing 36.47% of the total share capital of the Company.”

2.         The original Article 24 of the Articles of Association is:

Article 24	The registered capital of the Company is RMB7,741,700,000.” Article 24 is amended as:

“Article 24	The registered capital of the Company is RMB9,581,700,000.”

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong Li Jun Ma Xulun Luo Chaogeng Luo Zhuping Hu Honggao Wu Baiwang Zhou Ruijin Xie Rong Sandy Ke-Yaw Liu
(Chairman)
(Vice Chairman)
(Director, President)
(Director)
(Director, Company Secretary)
(Independent Non-executive Director)
(Independent Non-executive Director)
(Independent Non-executive Director)
(Independent Non-executive Director)
(Independent Non-executive Director)

Shanghai, the PRC
23 December 2009